Filed Pursuant to Rule 433

Registration No. 333-292019

December 11, 2025

TransAlta Corporation

Pricing Term Sheet

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 11, 2025 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	TransAlta Corporation

Expected Ratings:(1)	Ba1 / BB+

Security Type:	SEC-registered senior unsecured notes

Size/Gross Proceeds:	US$400,000,000 / US$397,540,000

Maturity:	February 1, 2034

Coupon:	5.875% per annum, payable semi-annually

Price:	99.385%, plus accrued interest, if any from December 22, 2025

Yield to Maturity:	5.970%

Spread:	+ 200 basis points

Benchmark Treasury:	UST 4.5% due November 15, 2033

Treasury Yield:	3.97%

Trade Date:	December 11, 2025

Settlement:	December 22, 2025 (T+7)

We expect that delivery of the Notes will be made to investors on or about December 22, 2025, which will be the 7th business day following the date of this Prospectus Supplement (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Interest Payment Dates:	February 1 and August 1 of each year, commencing August 1, 2026 to the persons in whose names the Notes are registered at the close of business on the preceding January 15 or July 15, respectively

Equity Clawback:	Up to 40% in aggregate principal amount of the Notes at 105.875%, plus accrued and unpaid interest, if any, to, but not including, the redemption date, prior to February 1, 2029 provided that at least 60% of the aggregate principal amount of the Notes remains outstanding, and redemption occurs within 180 days of the closing of any Equity Offering

Optional Redemption:	On or after February 1, 2029, the Issuer may redeem the Notes on any one or more occasions, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if redeemed during the 12-month period commencing on February 1, 2029 of the years set forth below:

On or after:	Price:
2029	102.9375%
2030	101.46875%
2031 and thereafter	100%

Make-whole redemption:	Prior to February 1, 2029 at a make-whole premium discounted based on the Treasury Rate +50 basis points

Change of control:	Issuer to offer to repurchase the Notes at a price equal to 101% of principal plus accrued and unpaid interest, if any, to, but excluding, the repurchase date upon the occurrence of a Change of Control Triggering Event

CUSIP No.:	89346D AL1

ISIN No.:	US89346DAL10

Joint Book-Running Managers:	RBC Capital Markets, LLC CIBC World Markets Corp.
BofA Securities, Inc.
Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.
Co-Managers:	BMO Capital Markets Corp.
TD Securities (USA) LLC
National Bank of Canada Financial Inc.
ATB Securities Inc.
Desjardins Securities Inc.
MUFG Securities Americas Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Loop Capital Markets LLC

(1)	Note: a securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll free at 1-866-375-6829.